FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2006

Commission File Number 1-15224

Energy Company of Minas Gerais
(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200
30190-131 Belo Horizonte, Minas Gerais, Brazil
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Summary Minutes of the 386th Meeting of the Board of Directors, June 29, 2006

2.	Summary Minutes of the 388th Meeting of the Board of Directors, August 9, 2006

3.	Summary of Decisions of the 397th Meeting of the Board of Directors, November 30, 2006

4.	Market Announcement, November 30, 2006

5.	Notice to Stockholders, December 12, 2006

6.	Acquisitions – New Companies Add Value, 2006 Earnings Report – 3rd Quarter

7.	Earnings Forecast Review 2006-2010

8.	Guidance Revision 2006-2010

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG
Listed company – CNPJ 17.155.730/0001-64 - NIRE 31300040127

Summary minutes of the 386th meeting of the Board of Directors.

Date, time and place: June 29, 2006, at 10 a.m., at the company’s head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting committee: Chairman: Wilson Nélio Brumer. Secretary: Anamaria Pugedo Frade Barros.

Summary of business:

I -                                  The Board approved the minutes of this meeting.

II -                              The Board approved:

a)                 Concession of a corporate guarantee by the company for the Promissory Notes (“commercial paper”) to be issued by Cemig GT, in the amount of up to R$ 900 million, and by Cemig D, in the amount of R$ 300 million, structured and placed by BB Banco de Investimento S.A., and for all the instruments to be signed in the loan transactions, via Bank Credit Notes and or Working Capital Notes, to be contracted by Cemig GT, in the amount of up to R$ 900 million, and by Cemig D, in the amount of R$ 300 million, with Banco do Brasil S.A. (and other financial institutions, if the transaction is syndicated by the Bank), to be used for redemption of the said promissory notes, and the proceeds to be used solely to rollover existing debt and not in new investments; and

b)                filing of appropriate legal actions, with or without deposit of amounts registered in the Federal Debt, plus fees of Counsel and procedural costs, against the State of Minas Gerais, for suspension of the demandability of the tax credits found by the Finance Secretariat of the State of Minas Gerais (SEF/MG), and consequent issuance of a tax liability release certificate.

III -                          The Board granted annual paid leave to the Chief Corporate Management Officer, from July 17 to 28, 2006.

IV -         The Board re-ratified CRCA-012/2006, altering the dates of calculation of the stockholding base for payment of interim dividend from: 10 June 2004, 9 September 2004, 10 December 2004 and 10 January 2005; to: 11 July 2006; so as to ensure that stockholders whose names are in the Nominal Share Registry on that date shall receive the minimum obligatory dividends regularly, as approved by the Ordinary General Meeting of Stockholders of April 29, 2005, in the amount of R$ 76,500,000, authorizing the actual payment of this amount on August 10, 2006. The other terms of that CRCA remain unchanged.

V -          The following matters were withdrawn from the agenda:

a)                 contracting of services for modeling of the services site within the company’s premises; and

b)            entering into an agreement with the Minas Gerais Integrated Development Institute (INDI) for assignment of personnel.

VI -                          The Board Member Wilson Nélio Brumer abstained from voting on the matter relating to the taking of legal actions against the State of Minas Gerais for suspension of demandability of tax credits found by the State’s Finance Secretariat and obtaining of a tax release certificate, mentioned in item II, sub-item “b”, above.

VII -                      The following spoke on general subjects and matters of interest to the company:

•                     The Vice-Chairman;

•                     the Board Members Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa and Wilton de Medeiros Daher;

•                     Flávio Decat de Moura, Director; and

•                     Manoel Bernardino Soares and Pedro Carlos Hosken, Superintendents.

The following were present:

•                     The Board Members Wilson Nélio Brumer, Djalma Bastos de Morais, Andréa Paula Fernandes Pansa, Alexandre Heringer Lisboa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Nilo Barroso Neto, Wilton de Medeiros Daher, Eduardo Lery Vieira, Luiz Henrique de Castro Carvalho, Fernando Lage de Melo and Lauro Sérgio Vasconcelos David;

•                     Flávio Decat de Moura, Director;

•                     Manoel Bernardino Soares and Pedro Carlos Hosken Vieira, Superintendents; and

•                     Anamaria Pugedo Frade Barros, Secretary.

Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG
Listed company – CNPJ 17.155.730/0001-64 – NIRE 31300040127

Summary minutes of the 388th meeting of the Board of Directors.

Date, time and place: August 9, 2006, at 3:00 p.m., at the company’s head office, Av. Barbacena 1200, 18th Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee: Chairman: Wilson Nélio Brumer. Secretary: Anamaria Pugedo Frade Barros.

Summary of business:

I -           The Board approved the minutes of this meeting.

II -          The Board authorized signing of the First Amendment to the Stock Purchase Agreement between Rio Minas Energia Participações S.A. – RME, as purchaser, and EDF Internacional S.A. – EDFI, as vendor, and, as consenting parties: Cemig; Andrade Gutierrez Concessões S.A.; Luce Brasil Fundo de Investimento em Participações, successor of J.L.A. Participações S.A.; and Pactual Energia Participações S.A.

III -         The following spoke on general subjects and matters of interest to the company:

•                     The Vice-Chairman:

•                     the Board Members Andréa Paula Fernandes Pansa, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Haroldo Guimarães Brasil and José Augusto Pimentel Pessôa; and

•                     Flávio Decat de Moura, Director.

The following were present:

•                     the Board Members Wilson Nélio Brumer, Djalma Bastos de Morais, Aécio Ferreira da Cunha, Andréa Paula Fernandes Pansa, Alexandre Heringer Lisboa, Antônio Adriano Silva, Carlos Augusto Leite Brandão, Evandro Veiga Negrão de Lima, Francelino Pereira dos Santos, Haroldo Guimarães Brasil, José Augusto Pimentel Pessôa, Nilo Barroso Neto, Wilton de Medeiros Daher and Luiz Henrique de Castro Carvalho;

•                     Flávio Decat de Moura, Director; and

•                     Anamaria Pugedo Frade Barros, Secretary.

Anamaria Pugedo Frade Barros

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG
Listed company
CNPJ 17.155.730/0001-64
NIRE 31300040127

SUMMARY OF DECISIONS OF THE 397TH MEETING OF THE BOARD OF DIRECTORS

At its meeting held on November 30, 2006, the Board of Directors of Companhia Energética de Minas Gerais made the following decisions:

1)           Timetable of planned meetings of the Board of Directors for 2007. Approved.

2)           Concession of annual paid leave to the Chief Corporate Management Officer. Approved.

3)           Signature of electricity sales contract and amendments with Sá Carvalho S.A. Approved.

4)           Signature of contracts for use of the distribution system, connection to the distribution system and constitution of guarantees, with the Capim Branco Energia Consortium and Cemig D. Approved.

5)           Contracting of corporate digital mobile phone services. Approved.

6)           Contracting of advertising services. Approved.

7)           Private issue of non-convertible debentures. Approved.

8)           Gathering of proposals to serve as a base for contracting of the stockholder services function. Withdrawn from the agenda.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

Market announcement

In accordance with its commitment to best corporate governance practices, Cemig (Companhia Energética de Minas Gerais), a listed company holding public service concessions, with share securities traded on the stock exchanges of New York, Madrid and São Paulo, is pleased to report that for the second year running it was selected for inclusion in the Corporate Sustainability Index (“the ISE”) of the São Paulo Stock Exchange (Bovespa).

This index selects the Brazilian listed companies with significant liquidity that are most highly rated in terms of social responsibility and sustainability.

More information on the ISE can be found on the Bovespa website, www.bovespa.com.br.

Inclusion in this index represents confirmation by the Brazilian financial market of Cemig’s excellent reputation in actions related to sustainability. Cemig is also recognized internationally as a leading company in sustainability, evidenced by its inclusion in the Dow Jones Sustainability World Index for all of the last 7 years.

Belo Horizonte, November 30, 2006

Flávio Decat de Moura
Chief Financial and Investor Relations Officer

COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

We hereby inform stockholders that the payments of Interest on Equity approved by the meetings of the Board of Directors on June 29, 2005, October 27, 2005 and December 12, 2005, and the dividend approved by the Annual General Meeting held on April 28, 2006, will be paid on December 28, 2006.

The payment will be made automatically to all stockholders whose registration data are up-to-date with Banco Itaú S/A.

Belo Horizonte, December 12, 2006.

Flávio Decat de Moura

Chief Financial and Investor Relations Officer

Aquisitions
New companies add value

2006 Earnings Report - 3rd Quarter

Disclaimer

•                  Some statements in this presentation are regarded under U.S. Securities law as forward-looking statements, i.e., statements that are subject to risks and uncertainties. Forward-looking statements are forecasts which may differ materially from the final figures and which are not under our control. For further information on the risks and uncertainties as they relate to us, please see our 20-F form for 2005, in particular, item 3 which contains “Basic Information – Risk Factors.”

All figures are expressed in Brazilian GAAP.

Agenda

1.             Strategy and Results

•                  Wilson Brumer

2.                                       Growth: new projects add new capacity

•                  Djalma Morais

3.                                       Acquisitions as an avenue for growth in the short-term

•                  Flávio Decat

4.                                       Cemig Corporation

•                  Wilson Brumer

5.                                       Financial strategy and results analysis

•                  Flávio Decat

Agenda

1.             Strategy and Results

•                  Wilson Brumer

2.                                       Growth: new projects add new capacity

•                  Djalma Morais

3.                                       Acquisitions as an avenue for growth in the short-term

•                  Flávio Decat

4.                                       Cemig Corporation

•                  Wilson Brumer

5.                                       Financial strategy and results analysis

•                  Flávio Decat

Growth through Acquisition:
Synergies Strengthen Fundamentals.

•                  Acquisitions added significant value though only partially reflected in the third quarter results:

•                  We serve more than 10 million clients as of today;

•                  EBITDA reached R$ 905 million in the third quarter 2006, 30% higher than the 3Q05;

•                  Record sales of 38,057 GWh in the first nine months of 2006, including 752 GWh of Light.

•                  New projects added more operational capacity:

•                  Generation capacity increased by 169 MW;

•                  New lines increased network by 8,839 km, with 468 Km of LT’s and 8,371 Km of RD’s;

•                  3.8 million more consumers in 31 municipalities in the state of Rio de Janeiro.

•                  Third quarter operating performance demonstrates strengthening of Cemig’s fundamentals:

•                  Cemig GT revenue increased 22% compared with the same period of 2005;

•                  Cemig D energy sales demonstrate consistent growth throughout 2006;

•                  22% growth of network revenues compared to the same period of 2005.

Growth of Adjusted Income and EBITDA confirm solid fundamentals

•                  Non-recurring factors impacted profitability growth as outlined on slide 43.

•                  For the nine months ending in September 2006, net income reached R$ 1,113 million, or R$ 6.87 per thousand shares:

•                  adjusted net income was R$ 1,217 million – a 13% increase compared to the first nine months of 2005

•                  For the same period, EBITDA was R$ 2,102 million:

•                  Adjusted EBITDA increased 21%, to R$ 2,307 million versus the same period of 2005

R$ millions

Excluding non-recurring items...

(R$ millions)

... Fundamentals assure positive results for the quarter

Consolidated Results -R$ thousands -

Company	Net Income	EBITDA
Cemig Geração/Transmissâo	487,590	1,010,103
Cemig Distribuição	552,606	926,044
Cemig Holding	(55,781)	(60,878)
Gasmig	28,207	39,909
Infovias	3,469	33,941
Sá Carvalho	16,586	23,110
Efficientia	217	249
Ipatinga	5,127	8,602
Horizontes	8,974	10,173
Pai Joaquim	204	(95)
Transleste	2,193	3,205
Cogeração	1,599	1,687
Rosal Energia	15,359	16,549
Capim Branco	13,578	15,378
Cemig PCH	8,597	8,815
UTE Barreiro	81	1,080
RME Light	14,799	46,848
TBE	9,862	17,514
Cemig Consolidated	1,113,267	2,102,234

•                  Acquisitions accountable for 2.2% of net income and 3.1% of cash generation

Earnings per share
R$ lots of one thousand shares

Consolidated EBITDA Margin (%)

Agenda

1.             Strategy and Results

•                  Wilson Brumer

2.                                      Growth: new projects add new capacity

•                  Djalma Morais

3.                                       Acquisitions as an avenue for growth in the short-term

•                  Flávio Decat

4.                                       Cemig Corporation

•                  Wilson Brumer

5.                                       Financial strategy and results analysis

•                  Flávio Decat

New projects undergo strict evaluation process

Our strategy to expand installed capacity includes generation efficiency requirements:

•                  Fair economic-financial balance

•                  Installed capacity expansion on three performance levels to contribute to efforts to generate economic development

•                  Improve financial capacity to finance own projects

•                  Protect the interests of shareholders, employees, clients and suppliers

Through

•                  Thorough investment selection with returns always above WACC

•                  Technological and operational improvements

•                  Superior management practices

New projects add installed capacity in order to meet increasing demand for electricity

Projects	2005	Through 06	2006	Growth (%)	After 2006
Installed capacity
Generation (em MW)	6.113		6.736	10%
UHE Irapé – 100%		360	360
UHE Capim Branco I* - 21,0526%		50	50
UHE Capim Branco II* - 21,0526%			44
UHE Baguari* - 34%					48
PCH’s * - 49%					23
RME – LIGHT – 25%		169	169

Network reach
Transmission (km)	4.892	468	5.360	10%	236	*
Distribution	379.400	18.569	397.969	5%
Sub-transmission (km)	16.040	452	16.492	3%
Total	400.332		419.821	5%
Consumers	6.009.987	4.008.920	10.018.907	67%

*      Investments made in partnerships with diverse investors

Preparing for the future...

•                  Investment in Chile:

•	Charrúa transmission line – Nueva Temuco, 220 kV, 190 km

•	Concession period:	20 years

•	Partner:	Alusa (51%)

•	Investment:	US$60 millions

•	Annual Revenue:	US$6.5 millions

•	Financing:	70% the investment

•	Investment up to date:	US$6 millions

•	Start of implantation:	June/2005

•	Environmental license:	February/2007

•	Start of work:	March/2007

•	Start of operation:	July/2008

•                  Development of administrative capacity to operate in the regulatory environments in other countries.

Energy sales exceeded expectations

Projects	Through 3Q06	Through 3Q05	3Q06	3Q05
Cemig GT	22.147	18.628	7.881	7.497
Supply to distributors	8.629	6.310	3.321	2.882
Free Market	13.518	12.318	4.560	4.615
CEMIG Supply	-763	-5.615	-315	-2.539
Cemig D	14.911	15.244	5.069	5.004
Other companies	1.010	920	338	340
Total	37.305	29.177	12.973	10.302

Does not include acquisitions made during 2006

Cemig Generation and Transmission Sales — GWh

Quarterly Evolution

Through Sept. 2006

•                  Third quarter sales increased 5% compared with 3Q05

•                  Volume of energy sold in 2006 was 19% higher than in the same period of 2005

Cemig Distribution Sales — GWh

Quarterly Evolution

Through Sept 2006

•                  After the migration of free clients, the evolution of sales return to natural seasonality

Cemig Distribution Market Composition

(9M06)

•                  New consolidated market profile after the migration of free clients

Cemig energy sales Increased 28% in the first nine months of 2006

	9 Months (MWh)
	2006	2005	Var. %
Residential	4,962,046	4,927,351	0.7%
Industrial	17,950,748	17,157,542	4.6%
• captive	3,617,649	4,113,285	-12.0%
• free	14,333,099	13,044,257	9.9%
Commercial	2,858,594	2,785,455	2.6%
Rural	1,461,706	1,412,153	3.5%
Others	2,011,402	1,936,501	3.9%
Supply	8,060,257	958,353	741.1%
TOTAL	37,304,753	29,177,355	27.9%

•                  Results reflect increases in the industrial class, the end of initial contracts, and a strong migration of consumers to the free market

•                  Continued growth for the past 7 quarters

•                  Cemig commercializes the most energy volume in the free market in the country

Does not include acquisitions made during 2006

Investment Program

Business ( * )	2005	2006	9M06	2007
CONSOLIDATED	1.356	1.399	1.029	1.531
Segmentation	1.165	1.399	1.029	1.531
GENERATION	397	130	77	98
TRANSMISSION	20	93	51	16
DISTRIBUTOR	691	1.136	874	1.335
Distribution	665	1.009	831	1.005
Extension and reinforcement of existing networks	276	288	162	544
Light for All	291	711	655	461
Others	98	10	14
Sub- transmission	26	127	43	330
HOLDING	57	40	27	82
Other businesses	—	—		—
Reconciliation to Cash Flow ( ** )	191	—	—	—
INVESTMENT IN ACQUISITIONS	—	523	523	—
LIGHT(20%) US$80 milion	—	175	175	—
TBE(21%)	—	348	348	—
TOTAL	1.356	1.922	1.552	1.531

( * ) Values in millions of reais

( ** ) Includes advancement of suppliers and warehouse

We added the last turbine of Irapé in operation: plant sold energy at R$125/MWh for 30 years

Agenda

1.             Strategy and results

•                  Wilson Brumer

2.             Growth: new projects add new capacity

•                  Djalma Morais

3.             Acquisitions as an avenue for growth in the short-term

•                  Flávio Decat

4.             Cemig Corporation

•                  Wilson Brumer

5.             Financial strategy and results analysis

•                  Flávio Decat

Accelerated growth from acquisitions

•                  Focus on electricity business

•                  Expansion opportunities evaluated using strict profitability criteria

•                  Low risk business portfolio

•                  Adequate structural balance of the electric energy business segments : generation, transmission, and distribution

•                  Strong presence in all of the segments that create value

•                  Financial stability

•                  Clear objectives guarantee sustainability for the long-term

•                  Indebtedness

•                  Cash flow

•                  Credit quality

•                  Higher standards of Corporate governance and integrity

•                  Incorporation of practices that add value for the shareholder

•                  Code of ethics

Accelerated growth from acquisitions

•                  We look for partners that add value through:

•                  Reducing the necessity of using own resources

•                  Transparency of the economic-financial evaluation of projects

•                  Access to financing at low costs

•                  Maximization of cash generation:

•                  Surplus generation

•                  Rolling debt maturity

•                  Look for the best opportunities for financial funding

•                  Continued improvement in our credit risk classification

Novas empresas agregam valor significativo ao grupo

Values in millions of reais

	Gross Revenue		Energy Sales	Number of		EBITDA	Debt
	R$ million	Consumer	GWh	employees		R$ million	R$ million
Cemig GT	1.724	171	22.147	2.255		1.010	3.630
Cemig D	5.916	6.167.752	14.911	8.062		926	2.446
Light	289	3.850.984	752	4.174		47	826
TBE	—	—		54		18	222
Others	79	—	247			101	1.092
Consolidated total	8.008	10.018.907	38.057	14.891	*	2.102	8.216

* Included employees of Cemig Holding

Acquisitions stimulate sales to end consumers GWh

•                  750 GWh in addition from Light increase 2% of sales in the 3th quarter.

Consolidated Sales for Distribution Business – GWh

Quarterly evolution

Nine months 2006

•                  Cemig Corporation is a leader in the Brazilian market for sales to end consumers

•                  Acquisition of Light increased sales by 12%

Consolidated Position of energy generation assets

	Installed Capacity	Assured Energy
Plant	(MW)	(MW médios)
Major Hydroelectric plants
São Simão	1,710	1,281
Emborcação	1,192	497
Nova Ponte	510	276
Jaguara	424	336
Miranda	408	202
Três Marias	396	239
Volta Grande	380	229
Irapé	360	206
Aimorés	162	84
Light Generation (25%)	213	159
Others	796	476
Total Hydroelectrics	6,551	3,986
Total Thermoelectrics	184	115
Eólica	1	0
Total	6,736	4,101

•                  Cemig Corporation is the fifth largest Generator in the country

•                  Light acquisition increased installed capacity by 4%

Consolidated Sales for Generation Business + Light – GWh

Quartely evolution

Nine months 2006

•                  Cemig corporation is the fifth largest Generator in the country

•                  With generation from Light, Generation sales increased 2.0%

Consolidated Posisiton of energy Transmission assets

Extension of Transmission Network - Km

	2003	2004	2005	09/2006
Lines of 500 KV	2.163	2.163	2.165	2.581
Lines of 345 KV	1.921	1.942	1.976	1.977
Lines of 230 KV	745	751	751	779
Total	4.829	4.856	4.892	5.337

•                  Incorporation of TBE increased installed capacity for transmission lines for Cemig by xx%

•                  Cemig Corporation is the sixth largest Transmitor of energy in the country

Agenda

1.             Strategy and results

•                  Wilson Brumer

2.             Growth: new projects add new capacity

•                  Djalma Morais

3.             Acquisitions as an avenue for growth in the short-term

•                  Flávio Decat

4.             Cemig Corporation

•                  Wilson Brumer

5.             Financial strategy and results analysis

•                  Flávio Decat

International class company in performance

•	Total assest :	R$ 24.5 billion

•	Shareholders’ equity :	R$ 8.1 billion

•	Consolidated debt:	R$ 8.2 billion

•	Consolidated net earnings:	R$ 7.0 billion

•	Energy sales to the principal states of Brazil

•	Initiating foreign investments

Quality growth ensures sustainability

Obligations to diverse “stakeholders”

•                  Shareholders:

•                  Corporate Governance

•                  Conform with Sarbanes-Oxley Law: section 404

•                  Minimize cost of investments

•                  Guarantee adequate returns

•                  Employees:

•                  Human capital development

•                  Best company to work for: included in the top 100 best companies by Exame magazine

•                  Clients

•                  Assets with superior operational performance

•                  Qualification of activities through the ISO 9000

•                  Community

•                  For the seventh consecutive time, Cemig was selected to be part of the Dow Jones World Sustainability index

New map of Cemig in the country

Acknowledging the market

Agenda

1.               Strategy and results

•                  Wilson Brumer

2.               Growth: new projects add new capacity

•                  Djalma Morais

3.               Acquisitions as an avenue for growth in the short-term

•                  Flávio Decat

4.               Cemig Corporation

•                  Wilson Brumer

5.              Financial strategy and results analysis

•                 Flávio Decat

Financial management in line with Strategic Plan

•                  Long-Term Strategic Plan Commitment:

•                  Debt/ EBITDA

•                  Debt/(Debt+ stockholders’ equity)

•                  Adequate cash flow to Cemig desverticalizada and by expansion

•                  Projects initiated only with guaranteed resources

•                  Expansion financing structure that allows for average cost reduction considering capital

•                  Extension of debt maturity for the long-term

•                  Optimization of foreign exchange risk

•                  Combined with a natural hedge (energy sales contracts are indexed to the dollar)

•                        Expectation of improving credit quality evaluation by risk classiciation agencies

Consolidated indebtedness - September 2006 R$ million

Principal Indexes

Principal Creditors

Banco ItaúBBA	R$ 1.290 milhões	(22%)
Debenturistas	R$ 1.287 milhões	(22%)
Unibanco	R$ 701 milhões	(12%)
Bradesco	R$ 616 milhões	(11%)
Banco do Brasil	R$ 592 milhões	(10%)
Eletrobrás	R$ 274 milhões	(5%)
BNDES	R$ 234 milhões	(4%)

Average cost of debt is 9.89% p.a., with constant prices (as of September 2006) without considering Light and TBE debts.

Lengthened Debt Maturity Profile

2006 considers R$1,200 million regarded to Commercial Papers from 90 day period raised in July.

Debt matured schedule with subsequent events

Forecast values to 2006

Net Debt

Net Debt + PL

Debt

EBITDA

Debt

EBITDA ajusted

A	B	C
Debt = Total Debt — Regulatory Assets	A - FIDC	Covenants Banks

Strong cash flow guarantees expansion

Statement of Cash Flows (consolidated)
Values in millions of reais

	9M06	9M05	2005
Cash at start of period	1.469	896	896
Cash from operations	1.542	1.224	1.657
Net income	1.113	1.487	2.003
Depreciation and amortization	479	444	595
Suppliers	(39)	(41)	91
Deferred tariff adjustment	—	(591)	(591)
Other adjustments	(11)	146	(220)
ICMS on TUSD	—	(221)	(221)
Financing Activity	433	117	147
Financing obtained	2.204	1.031	1.556
Payment of loans and financing	(216)	(598)	(818)
Others	(1.555)	(316)	(591)
Investment Activity	(1.412)	(940)	(1.356)
Investments outside concession area	(507)	(49)	(69)
Investments in concession area	(1.060)	(935)	(1.360)
Special obligations - consumer contributions	159	44	73
Others	(4)
Cash at end of period	2.032	1.297	1.344

Evolution of Consolidated Results

Statement of Results (Consolidated)

Value in millions of reais

	9M06	3Q06	9M05	3Q05	FY2005
Net Revenue	6.970	2.599	6.148	2.063	8.236
Operating Expenses	(5.347)	(1.918)	(4.198)	(1.503)	(6.342)
EBIT	1.623	681	1.950	560	1.894
EBITDA	2.102	905	2.363	699	2.489
Financial Result	(208)	(38)	(43)	124	(3)
Non-operating result	(13)	7	(39)	(19)	(53)
Provision for Income taxes, Social Cont. and Deferred income tax	(456)	(200)	(665)	(219)	(471)
Interest on own capital reversal	169	—	283	—	635
Minority shareholders	(2)	(2)	1	—	1
Net income	1.113	448	1.487	446	2.003

Net revenues

Consolidated Operating Revenues
Value in millions of reais

	9M06	3Q06	9M05	3Q05	FY2005
Sales to end consumers	7,316	2,729	6,538	2,382	8,919
TUSD	907	319	864	292	1,201
Subtotal	8,223	3,048	7,402	2,674	10,120
Supplies	692	318	160	52	237
Network transmission revenue	458	172	285	107	322
Gas supply	220	80	195	64	265
Others	149	55	114	36	168
Subtotal	9,742	3,673	8,156	2,933	11,112
Deferred tariff readjustment	—	—	591	—	591
Deductions	(2,772)	(1,074)	(2,599)	(870)	(3,467)
Net Revenues	6,970	2,599	6,148	2,063	8,236

Operating Expenses impacted by non-controllable costs

Consolidated Operating Expenses (Values in millions of reais)

	9M06	3Q06	9M05	3Q05	FY2005
Purchased Energy	1,578	590	1,053	397	1,455
Personnel/Managers/Board/Profit Shares	908	255	694	213	1,106
Depreciation and Amortization	479	176	444	149	595
Fuel Consumption Account - CCC	363	141	305	109	416
Energy Development Account - CDE	244	93	220	74	296
Charges for the use of Basic Transmission Network	621	199	506	149	641
Third Party Services	344	127	290	114	423
Pension Fund (Forluz)	116	41	115	38	153
Materials	59	21	66	24	96
Production Materials	36	36	—	—	—
Royalties	94	39	110	31	145
Purchased Gas for Resale	119	43	116	40	156
Operational Provisions	117	37	116	101	127
PROINFA	31	16	—	—	—
Energy Efficiency and R&D	67	22	17	7	—
Other expenses	171	82	146	57	733
Total	5,347	1,918	4,198	1,503	6,342

Non-recurring items: Adjusted results show sustainable growth

Values in thousands	9M06	9M05
Net Income	1,113,267	1,487,200
(a) Deferred Tariff adjustment	—	(412,597)
(b) CVA Recomposition of TUST	61,555	—
(c) Annual Salary Increase	117,040
(d) Reversal of Provision for RGR	(43,402)
(e) Income from overdue bills Inc. cl	(31,869)
Adjusted net income	1,216,591	1,074,603

EBITDA	2,102,234	2,394,124
(a) Deferred Tariff Adjustment -	—	(487,576)
(b) CVA Recomposition of TUST	93,265	—
(c) Annual Salary Increase	177,425
(d) Reversal of Provision for RGR	(65,760)
Adjusted EBITDA	2,307,164	1,906,548

Integrated business structure benefits results

Statement of Consolidated Results Values in millions of reais - 9M06

	Cemig H	Cemig D	Cemig GT

Net Revenue	6,970	4,660	1,765
Operating Expenses	(5,347)	(4,009)	(901)
EBIT	1,623	651	864
EBITDA	2,102	926	1,010
Financial Result	(208)	19	(368)
Non-Operating Result	(13)	(21)	(1)
Provision for Income taxes, Social Cont. and Deferred Income taxes	(456)	(222)	(167)
Interest of Own Capital Reversal	169	126	160
Minority Shareholders	(2)	—	—
Net Income	1,113	553	488

Results

Cemig Generation and Transmission

Statement of Results - Cemig Generation and Transmission
Values in millions of Reais

	9M06	3Q06	9M05	3Q05	FY2005
Net Revenue	1,765	651	1,462	534	1,964
Operating Expenses	(901)	(342)	(606)	(218)	(1,154)
EBIT	864	309	856	316	810
EBITDA	1,010	365	991	361	988
EBITDA Margin	57.2%	56.1%	67.8%	67.6%	50.3%
Financial Result	(368)	(132)	(282)	17	(526)
Non-Operating Result	(1)	1	(4)	(3)	(5)
Provision for Income taxes, Social Cont. and Deferred Income taxes	(167)	(59)	(194)	(112)	(93)
Interest of Own Capital Reversal	160	76	137	—	282
Net Income	488	195	513	218	468
Net margin	27.6%	30.0%	35.1%	40.8%	23.8%

Cemig Generation and Transmission

Operating Revenues
Values in millions of reais

	9M06	3Q06	9M05	3Q05	FY2005
Sales to end consumers	1,075	384	1,105	388	1,489
Wholesale supply	649	276	442	163	597
Network transmission revenue	437	151	285	107	396
Others	8	3	7	2	11
Subtotal	2,169	814	1,839	660	2,493
Deductions	(404)	(163)	(377)	(126)	(529)
Net revenue	1,765	651	1,462	534	1,964

Cemig Generation and Transmission

Operating Expenses
Values in millions of reais

	9M06	3Q06	9M05	3Q05	FY2005
Personnel/ management/Board/Profit Share	207	57	141	46	235
Depreciation and Amortization	146	56	136	45	181
Fuel Consumption Account - CCC	50	19	22	7	29
Energy Development Account - CDE	32	12	13	5	17
Charges for Use of the Basic Transmission Network	171	63	84	31	157
Third Party Services	61	26	47	20	78
Pension Fund - Forluz	26	9	26	9	35
Materials	12	4	10	4	17
Royalties	91	32	83	27	109
Operational Provisions	3	1	2	1	200
Other Expenses	102	38	42	23	95
Total	901	317	606	218	1,153

Results

Cemig Distribution

Statement of Results - Cemig Distribution
Values in millions of reais

	9M06	3Q06	9M05	3Q05	FY2005
Net Revenue	4.660	1.597	4.755	1.565	6.397
Operating Expenses	(4.009)	(1.316)	(3.672)	(1.317)	(5.225)
EBIT	651	281	1.083	248	1.172
EBITDA	926	370	1.354	339	1.454
EBITDA Margin	19,9%	23,2%	28,5%	21,7%	22,7%
Financial Result	19	(56)	161	81	26
Non-Operating Result	(21)	(7)	(23)	(10)	(31)
Provision for Income taxes, Social Cont. and Deferred Income taxes	(222)	(75)	(417)	(108)	(398)
Interest of Own Capital Reversal	126	60	107	—	221
Net Income	553	203	911	211	990
Net Margin	11,9%	12,7%	19,2%	13,5%	15,5%

Cemig Distribution

Operating Revenue
Values in millions of reais

	9M06	3Q06	9M05	3Q05	FY2005
Sales to End Consumers	5,887	2,044	5,366	1,968	7,335
TUSD	885	297	864	292	1,201
Subtotal	6,772	2,341	6,230	2,260	8,536
Wholesale Supply	30	24	44	14	95
Others	39	13	40	10	53
Subtotal	6,841	2,378	6,314	2,284	8,684
Deferred Tariff Adjustment	—	—	591	—	591
Deductions	(2,181)	(781)	(2,150)	(719)	(2,878)
Net Revenue	4,660	1,597	4,755	1,565	6,397

•                     Revenue from industrial consumers declined 12% as a result of the migration of consumers from capitive to free.

Cemig Distribution

Operating Expenses - Values in millions of reais

	9M06	3Q06	9M05	3Q05	FY2005
Personnel	587	151	445	137	595
Profit Shares	43	14	45	15	188
Obrigações Pós-Emprego	81	27	83	28	111
Materiais	44	15	52	18	74
Third Party Services	233	77	210	81	312
Electric Energy Purchased for Resale	1.544	524	1.400	529	1.890
Depreciation and Amortization	275	91	271	91	364
Operating Provisions	90	33	113	66	133
Fuel Consumption Account - CCC	304	113	283	102	387
Charges for Use of the Basic Transmission Network	422	112	420	116	554
Energy Development Account - CDE	205	74	207	69	279
Efficient Energy and R&D	51	15	12	5	173
PROINFA	28	15	—	—	—
Other Expenses	102	55	131	60	165
Total	4.009	1.316	3.672	1.317	5.225

Glossário

Average outage frequency (FEC): Average number of outages suffered in a given period per consumer, in a given group of consumers.

Debt coverage index: Ebitda divided by total financial expenses in the year. This gives a figure for the company’s capacity to pay debt servicing.

Deferred Tariff Adjustment (RTD): Every four years Aneel decides on a “periodic” tariff review for each electricity distributor, to adjust the level of annual adjustments to preserve the financial equilibrium of the concession contracts, coverage of efficient operational costs and adequate remuneration of investment. On April 8, 2003, this adjustment for Cemig was set provisionally at 31.53%, but the final adjustment decided was 44.41%, and the percentage difference of 12.88% will be applied to Cemig’s tariffs in “deferred” format: i.e., as an addition to each of the annual tariff adjustments decided for the years 2004 through 2007, cumulatively. The difference between the adjustment to which Cemig Distribuição is entitled and the tariff in fact charged to consumers has been recognized in Cemig’s financial reporting as a Regulatory Asset.

Ebitda: Earnings before interest, tax, depreciation and amortization – a measure of a company’s operational cash flow, providing an indicator of the cash flow generated by a company’s principal business.

Ebitda margin: Ebitda/net operating revenue. This provides a view of the company’s cash generation capacity.

Hedge: Financial mechanism for protection against fluctuations in prices – e.g. of commodities -, or variables such as interest rates or exchange rates.

Hydroelectric power plant: A generating plant that uses the mechanical energy of falling water to operate electricity generators.

Manageable costs: Costs that essentially depend on the efficacy of corporate management, such as personnel expenses, materials, outsourced services, etc. – also referred to as controllable costs.

Net margin: Net income / Net operating revenue – an indication of a business’s profitability.

Outage time per consumer (DEC): Average service outage time per consumer in a given group of consumers over the specified period.

The Extraordinary Tariff Recomposition (RTE): This was a tariff adjustment granted by the government in December 2001 to the distributors and generators of the regions where rationing was imposed. It was one of the conditions of the General Accord for the Electricity Sector: an increase of 2.9% in the tariff of residential consumers (with the exception of Low-Income Residential Consumers), and an increase of 7.9% for other consumers. Its purpose was to make good the losses suffered by distributors and generators as a result of the reduction of consumption imposed by the government. The duration of the adjustment varies in accordance with the time necessary to recover the loss of each concession holder.

The CCC (Fuel Consumption Account): This account was created to accumulate funds to cover the increase in costs associated with greater use of thermal generation plants in the event of drought – since the marginal operating costs of thermal plants are greater than those of hydroelectric plants. All Brazil’s electricity companies are obliged to make an annual contribution to the CCC, calculated on the basis of estimates of the amount of fuel likely to be required by the thermal plants in the following year.

The CDE (Energy Development) Account: This is a source of subsidies to make alternative energy sources such as wind and biomass more competitive, and promote universalization of electricity services. It is funded by annual payments made by the concession holders for the use of public assets, and also from penalty payments imposed by Aneel for infringements.

The CRC (Results Compensation Account): Before 1993, electricity concession holders in Brazil were given a guarantee of a rate of return on their investment in the assets used in the provision of electricity to clients, and the tariffs charged to clients were uniform over the whole country. Profits generated by the more profitable concession holders were reallocated to the less profitable concession holders, in such a way that the rate of return on assets was equal to the national average for all of the companies. Though the results for the majority of Brazil’s electricity concession holders were deficits, these were posted by the federal government as assets in the “CRC account” of each company. When the CRC Account, and the concept of guaranteed return, were abolished, concession holders that had positive balances in their “CRC accounts” were able to offset these balances against any liabilities owed to the federal government.

The CVA – the Offsetting Account for Variations of “Portion A” items: “Portion A” is the list, used in the calculation of the electricity distributors’ annual tariff adjustments, of the utility’s cost items that are not under its own control. The CVA mechanism compensates for changes in the list’s total over the year to the new tariff date. The variation – positive or negative – is passed on in the tariff adjustment.

The Global Reversion Reserve (RGR): This is an annual amount included in the costs of concession holders to generate a fund for expansion and improvement of public electricity services. The amounts are paid monthly to Eletrobrás, which is responsible for the management of the resulting fund, and are to be employed in the Procel mechanism.

Thermal power plant: A generating plant that converts chemical energy contained in fossil fuels into electricity.

Total return to stockholders: Sum of the dividend yield and the percentage appreciation in the stock price.

TUSD – Toll for Use of the Distribution System: This is paid by generation companies, and by Free Consumers, for the use of the distribution system belonging to the distribution concession holder to which the generator or Free Consumer is connected, and is revised annually in accordance with inflation and the investments made by the distributor in the previous year for maintenance and expansion of its network. The amount is: the quantity of energy contracted with the distribution concession holder for each link point, in kW, multiplied by a tariff in R$/kW set by Aneel.

Volt: Unit of the electrical potential at which energy is supplied.

Voltage: For the purposes of efficient transport of electrical energy over transmission lines from the generating plant to the consumer, there are various levels of transmission voltage. Similarly, electricity is used by consumers at various different voltage levels.

Watt (W): Unit of power required for a device to operate. 1,000 watts is a kilowatt (kW), 1 million watts is a Megawatt (MW), and 1 billion watts is a Gigawatt (GW).

Watt-hour: Measure of energy (work done by electric power): The kilowatt hour, Megawatt hour, Gigawatt hour and Terawatt hour (KWh, MWh, GWh, TWh) respectively represent 1,000, 1 million, 1 billion and 1 trillion watt-hours.

EARNINGS FORECAST
REVIEW
2006 - 2010

CFO AND INVESTOR RELATIONS DIRECTOR

NOVEMBER/06

Disclaimer

•                  Some statements in this presentation are regarded under U.S. Securities law as forward-looking statements, i.e., statements that are subject to risks and uncertainties.  Forward-looking statements are forecasts which may differ materially from the final figures and which are not under our control.  For further information on the risks and uncertainties as they relate to us, please see our 20-F form for 2005, in particular, item 3 which contains “Basic Information – Risk Factors.”

All figures are expressed in Brazilian GAAP.

AGENDA

REASONS FOR UPDATING GUIDANCE FROM MAY 2006

GUIDANCE PROCESS REVISIONS AND EXPLANATION

NEW 2006 GUIDANCE

FORECAST DISCLOSED AT 11TH CEMIG ANALYST ANNUAL MEETING

EBITDA FORECAST 2006/09

R$ MM

REASONS FOR CHANGING 2006
EBITDA FORECAST

GUIDANCE		GUIDANCE
MAY 2006		NOV 2006

3,454	(419)	3,035

NEGATIVE

TE CASE REVENUE REIMBURSEMENT
RTD	(173)
PASEP/COFINS	(67)

PROFIT SHARING BONUS
PSB	(80)

ACQUISITIONS
Revision LIGHT/TBE	(141)

PERSONAL COLLECTIVE AGREEMENT
Odontology Plan	(17)

POSITIVE

PROVISIONS
Operational Provisions (Labor, civil, others)	59

PROCESS REVISION

•                  Reasons for redesigning the process

•                  Enhancement of the accuracy of information disclosed to the public

•                  Compliance with practices under Sarbanes-Oxley law – section 404: certification of information utilized in projections

•                  Design of new process

•                  Creation of a committee with managers from several areas

•                  Certification of each step of the process

•                  Dedicated modeling software and hardware

•                  Connection of management information systems (SAP) and of risk management

•                  Update and communicate with the financial market two times per year

•                  Integration of processes that make up the Financial Planning

PROCESS REVISION INFORMATION CERTIFICATION

Models	Update	Authorized by
Long term projections of CEMIG controlling group	Yes	DFN/A
Base year projection for income statement (2006)	Yes	CR
Balance sheet projections for base year (Dez/ 2006)	Yes	CR
Cash Flow Projections for base year	Yes	CR
Macroeconomic indicators	Yes	PP/PE and ED
Sales forecast	Yes	ED, PL and RL
Invoiced Revenue – Generation, Transmission, Distribution	Yes	PP/TF
Invoiced Revenue (Distribution – low income arrival)	Yes	PP/TF
RTD – Deferred tariff revenues	Yes	CR
RTE – Extraordinary Tariff Adjustment	Yes	PP/TF
Pis/Cofins	Yes	CR and PP/IV
Operating Expenses (Distribution)	Yes	PP, DDC and DGE
Operating Expenses (Generation and Transmission)	Yes	PP, DGT and DGE
Other Expenses(*)	Yes	CR
Purchased Energy	Yes	CV and PP/TF
ONS Payment	Yes	CV and PP/TF
Other Charges	Yes	PP/TF
Investments	Yes	Sub Committee CPE
Depreciation	Yes	PP/IV
Debt	Yes	CR

GUIDANCE ASSUMPTIONS - INDICATORS

PRIOR SCENARIO

•               With Brazil obtaining Investment Grade status for 2008/2009, new resources available will contribute to reduce interest rates

•               Structural reforms that will be made during 2007 allow for stronger growth in GDP

UPDATED SCENARIO

•                  Brazil obtaining Investment Grade status is not sufficient to allow a material reduction in interest rates, remembering that other emerging market countries (during this time) have also received Investment Grade status.

The consequence is small.

•                  The GDP growth assumes a conservative position due to the weak Brazilian economic performance when compared to other Emerging Market countries.

Brazil should continue to have a lower growth rate than other emerging market countries.

NEW PROJECTION

Comparison between prior and updated scenarios

	Prior				Updated
Year	IGP-M	PIB	Selic	Dollar	IGP-M	PIB	Selic	Dollar
	%			R$/US$	%			R$/US$
2007	5.4	3.0	13.3	2.4	4.7	3.5	13.5	2.3
2008	5.6	3.8	12.1	2.5	4.8	3.5	13.1	2.4
2009	5.7	4.2	10.3	2.6	4.8	3.5	12.9	2.6
2010	5.6	4.6	8.9	2.7	4.8	3.5	12.6	2.7

LARGEST DIFFERENCES

FORECAST ASSUMPTIONS FOR POWER GENERATION MARKET

POWER GENERATION PRICE CURVE

Results from auctions and contracts with free consumers

UPDATED GUIDANCE

PRIOR GUIDANCE

Fonte: Compra e Venda de Energia

REVIEW

•      For contracts that are to be renewed with free clients, new price expectations were considered that reflect a lower future availability of energy in the market.

•      Un-contracted energy (PLD) for 2007/08 was sold at a public offering by CEMIG, attaining a superior price level than the May 2006 assumption.

•      Surplus energy (PLD) was priced higher than outlined in May 2006, reflecting effective conditions of attendance in September 2006.

•      “BOTOX” power plants expected revenues from 2011 to 2009 (average 355MW, R$125.78/MWh).

GUIDANCE ASSUMPTIONS FOR DISTRIBUTION MARKET

Captive Market Sales - TWh

UPDATED GUIDANCE

PRIOR GUIDANCE

Fonte:Planejamento de Mercado

Total Distributed Energy - TWh

COMMENTS

•              Change in macroeconomic environment;

•              Move of captive clients to unregulated energy market;

•              Move of Network Distribution users to National Grid;

•              Planned projects and expansions in the prior cycle that were not carried out.

CONSOLIDATED EBITDA Projected Composition 2006/07

CONSOLIDATED EBITDA

R$ MM (Currency as of Jun/06)

PRIOR GUIDANCE includes planning of current companies, and does not consider future acquisition or participation in auctions

2006/07 Consolidated EBITDA forecast breakdown

EBITDA – R$ MM

(*) Excluding PR and depreciation

PROJECTED EBITDA FOR THE COMING YEARS

		2006
Companies	2006	adjusted	2007	2008	2009	2010
GT	1,391	1,451	1,570	1,630	1,717	1,820
D	1,364	1,575	1,684	1,529	1,566	1,605
OTHER COMPANIES(*)	280	293	504	485	472	507
Consolidated	3,035	3,319	3,758	3,644	3,755	3,932

(*)Includes HOLDING

COMMENTS ABOUT DISTRIBUTOR EBITDA IN 2008

1.               April 2008 rate review

•                  Capture productivity

2.               Interest charge (R$50 million, as of today) – financial compensation on the reimbursement for a lower revenue as of May 2004

ASSUMPTION UNCERTAINTIES LEAD TO THE
ADOPTION OF RANGES FOR EBITDA FORECAST

EARNINGS FORECAST
REVIEW
2006 - 2010

CFO AND INVESTOR RELATIONS DIRECTOR

NOVEMBER/06

GUIDANCE REVISION

2006 - 2010

Director of Corporate Finance and Investor Relations

NOVEMBER/06

Disclaimer

•                              Some statements in this presentation are regarded under U.S. Securities law as forward-looking statements, i.e., statements that are subject to risks and uncertainties. Forward-looking statements are forecasts which may differ materially from the final figures and which are not under our control. For further information on the risks and uncertainties as they relate to us, please see our 20-F form for 2005, in particular, item 3 which contains “Basic Information – Risk Factors.”

All figures are expressed in Brazilian GAAP.

AGENDA

REASONS FOR UPDATING GUIDANCE FROM MAY 2006

GUIDANCE PROCESS REVISIONS AND EXPLANATION

NEW 2006 GUIDANCE

PROJECTION DIVULGED AT 11TH CEMIG-APIMEC MEETING

EBITDA PROJECTION

2006/09

R$ MM

REASONS FOR CHANGING 2006 EBITDA GUIDANCE

GUIDANCE		GUIDANCE
MAY 2006		NOV 2006

3,454	(419)	3,035

NEGATIVE
REGULATORY ACTIONS/SECTOR CHARGES

RTD	(173)
PASEP/COFINS	(67)

PERCENTAGE OF EARNINGS
PR	(80)

PARTICIPATION
Revision LIGHT/TBE	(141)

PERSONAL COLLECTIVE ACCORD
Odontology Plan	(17)

POSITIVE
RESERVES
Operational Reserves (employee, civil, other)	59

Fonte: Controladoria

PROCESS REVISION

•                                          Reasons for redesigning the process

•                  Increase in precision of information divulged to the public

•                  Conform with practices under Sarbanes-Oxley law – section 404: certification of information utilized in projections

•                                          Design of new process

•                  Creation of a committee with management from diverse areas

•                  Certification of each step of the process

•                  Dedicated modeling software and hardware

•                  Connection of management information systems (SAP) and of risk management

•                  Update and communicate with the market two times per year

•                  Integration of processes that makeup the Financial Planning

PROCESS REVISION INFORMATION CERTIFICATION

Models	Update	Authorized by
Long term projectinos of CEMIG controlling group	Yes	DFN/A
Base year projection for income statement (2006)	Yes	CR
Balance sheet projections for base year (Dez/ 2006)	Yes	CR
Cash Flow Projections for base year	Yes	CR
Macroeconomic indicators	Yes	PP/PE and ED
Market	Yes	ED, PL and RL
Invoiced Revenue – Generation, Transmission, Distribution	Yes	PP/TF
Invoiced Revenue (Distribution – low income arrival)	Yes	PP/TF
RTD – Deferred tariff revenues	Yes	CR
RTE (amort. And crr. Var.) – Extraordinary Tariff Adjustment	Yes	PP/TF
Pis/Cofins	Yes	CR and PP/IV
Expenses - PMSO (ER Distribution)	Yes	PP, DDC and DGE
Expenses - PMSO (ER – Generation and Transmission)	Yes	PP, DGT and DGE
Other Expenses(*)	Yes	CR
Purchased Energy	Yes	CV and PP/TF
ONS Payment	Yes	CV and PP/TF
Other Charges	Yes	PP/TF
Investments	Yes	Sub Commitee CPE
Depreciation	Yes	PP/IV
Debt	Yes	CR

GUIDANCE ASSUMPTIONS - INDICATORS

PRIOR SCENARIO

•               With Brazil receiving Investment Grade status for 2008/2009, new resources available will aid in reducing interest rates

•               Structural reforms that will be made during 2007 allow for higher growth in GDP

UPDATED SCENARIO

•              Brazil receiving Investment Grade status is not sufficient to allow a material reduction in interest rates, remembering that other emerging market countries (during this time) have also received Investment Grade status.

The consequence is small.

•              The GDP growth assumes a conservative position due to the weak Brazilian economic performance when compared to other Emerging Market countries.

Brazil should continue to have a lower growth rate than other emerging market countries.

NEW PROJECTION

Comparison between prior and current projections

	Prior				Current
Year	IGP-M	PIB	Selic	Dollar	IGP-M	PIB	Selic	Dollar
		%		R$/US$		%		R$/US$
2007	5.4	3.0	13.3	2.4	4.7	3.5	13.5	2.3
2008	5.6	3.8	12.1	2.5	4.8	3.5	13.1	2.4
2009	5.7	4.2	10.3	2.6	4.8	3.5	12.9	2.6
2010	5.6	4.6	8.9	2.7	4.8	3.5	12.6	2.7

LARGEST DIFFERENCES

GUIDANCE ASSUMPTIONS FOR GENERATION MARKET

GENERATION PRICE CURVE

Results from auctions and contracts with free consumers

Fonte: Compra e Venda de Energia

REVISION

•                  For contracts that are to be renewed with free clients, new price expectations were considered that reflect a lower future availability of energy in the market.

•                  Uncontracted energy (PLD) for 2007/08 was sold at a public offering by CEMIG, attaining a superior price level than the May 2006 assumption.

•                  Surplus energy (PLD) was valued at higher levels than outlined in May 2006, reflecting effective conditions of attendance in September 2006.

•                  Expected BOTOX energy revenues from 2011 to 2009 (average 355MW, R$125.78/MWh).

GUIDANCE ASSUMPTIONS FOR DISTRIBUTION MARKET

Fonte: Planejamento de Mercado

COMMENTS

•              Change in macroeconomic environment;

•              Migration of captive clients to Free;

•              Migration of Network Distribution clients to Basic Network;

•              Planned projects and expansions in the prior cycle that do not verify their totals.

CONSOLIDATED EBITDA
Projected Composition 2006/07

CONSOLIDATED EBITDA

R$ MM (Currency from Jun/06)

INITIAL GUIDANCE includes planning of existing companies, and does not consider future acquisition or participation in auctions

2006/07 Consolidated EBITDA
forecast breakdown

EBITDA – R$ MM

(*) Excluding PR and depreciation

PROJECTED EBITDA FOR THE COMING YEARS

Companies	2006	2006 adjusted	2007	2008	2009	2010
GT	1,391	1,451	1,570	1,630	1,717	1,820
D	1,364	1,575	1,684	1,529	1,566	1,605
OTHER COMPANIES(*)	280	293	504	485	472	507
Consolidated	3,035	3,319	3,758	3,644	3,755	3,932

(*) Includes HOLDING

COMMENTS ABOUT DISTRIBUTOR EBITDA IN 2008

1. Tariff revision in April 2008

•     Capture productivity

2. Financial bubble (R$50 million, today’s price) – compensation for the tariff adjustment reduction in May 2004, without the implementation of regulatory activities

ASSUMPTION UNCERTAINTIES LEAD TO THE ADOPTION OF EBITDA RANGES

GUIDANCE REVISION

2006 - 2010

Director of Corporate Finance and Investor Relations

NOVEMBER/06

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGETICA DE MINAS GERAIS – CEMIG

By:	/s/ Flávio Decat de Moura
	Name:	Flávio Decat de Moura
	Title:	Chief Financial Officer and Investor Relations Officer

Date: December 13, 2006